UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

Frontline Ltd.
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E127
(CUSIP Number)

Ship Finance International Limited
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton  HM 08
Bermuda
+1(44)12984348

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ship Finance International Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

55,000,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

55,000,000

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

55,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.03%

14.	TYPE OF REPORTING PERSON

CO

* In its capacity as the direct owner of 55,000,000 common shares of the Issuer.

CUSIP NO. G3682E127

The purpose of this Amendment No. 2 to the Schedule 13D is to report the change in beneficial ownership by Ship Finance as a result of the issuance of 583,562,102 Ordinary Shares by the Issuer as merger consideration for the merger completed with Frontline 2012 Ltd. ("Frontline 2012").

Item 1.  Security and Issuer

This Amendment No. 2 is being filed by the undersigned to amend the Schedule 13D filed by Ship Finance International Limited., a company incorporated in Bermuda ("Ship Finance"), on June 17, 2015 (the "Schedule 13D") as amended, with respect to the Ordinary Shares, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd., a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.  Identity and Background

(a),(f)	The persons filing this statement is Ship Finance.

(b)	The address of the principal place of business of Ship Finance is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(c)	The principal business of Ship Finance is acting as a maritime vessel owning and investment company.

The name, citizenship, present principal occupation or employment and business address of each executive officers and directors of Ship Finance is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Hans Petter Aas	Director
Mr. Aas is a citizen of Norway and his principal business address is c/o Ship Finance Management A/S, Bryggegata 3, 0250 Oslo, Norway. Mr. Aas is also a director of Deep Sea Supply Plc., Golden Ocean Group Limited, Seadrill Limited, Knutsen NYK Offshore Partners, Solvang ASA and Gearbulk Holding AG.

Harald Thorstein	Director
Mr. Thorstein is a citizen of Norway and his principal business address is 15 Sloan Square, London SW1W 8ER, United Kingdom.  Mr. Thorstein is currently employed by Frontline Corporate Services. Mr. Thorstein is also a director of Seadrill Partners LLC, Golden Ocean Group Limited, Frontline 2012, and Chairman of the Board of Directors of Deep Sea Supply Plc.

Kate Blankenship	Director
Mrs. Blankenship is a citizen of the United Kingdom.  Mrs. Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited, Avance Gas Holdings Ltd. and North Atlantic Drilling Limited ("NADL").

Paul Leand Jr.	Director
Mr. Leand is a citizen of the United States of America.  Mr. Leand's principal business address is c/o AMA Capital Partners, 405 Lexington Avenue, 67th Florr, New York, NY 10174.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, an investment bank specializing in the maritime industry.  Mr. Leand is also a director of Seadrill Limited and NADL.

Bert Bekker	Director
Mr. Bekker is a citizen of the Netherlands.  Mr. Bekker's principal business address is Ameroever 54, 4926ED Lage Zwaluwe, the Netherlands.  Mr. Bekker also serves as a director of Seadrill Partners LLC and Seadrill Limited.

Ole Hjertaker	Chief Executive Officer of Ship Finance Management AS and Principal Executive Officer of Ship Finance	Mr. Hjertaker is a citizen of Norway.
Harald Gurvin	Chief Financial Officer of Ship Finance Management AS and Principal Financial Officer of Ship Finance	Mr. Gurvin is a citizen of Norway.
Georgina E. Sousa	Director & Secretary	Ms. Sousa is a citizen of the United Kingdom. She also serves as a Director of Frontline Ltd., Frontline 2012, NADL, Seadrill Limited and Golden Ocean Group Limited.

(d),(e)	Ship Finance nor any manager or executive officer of Ship Finance, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 30, 2015 the Issuer completed its merger with Frontline 2012.  Shareholders in Frontline 2012 received shares in the Issuer as merger consideration.  Pursuant to the Merger Agreement, one share in FRNT gave the holder the right to receive 2.55 shares in the Issuer.  The Issuer issued 583,562,102 Ordinary Shares as merger consideration.

Item 4.  Purpose of Transaction

The information contained in Item 3 and Item 6 is incorporated by reference.

Ship Finance at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of the Ordinary Shares they own depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Ship Finance has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  Ship Finance may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, Ship Finance may be deemed to be the beneficial owner of 55,000,000 Ordinary Shares, constituting 7.03% of the outstanding Ordinary Shares, based upon 781,937,649 Ordinary Shares outstanding. Ship Finance has the sole power to vote or direct the vote of 55,000,000 Ordinary Shares and the shared power to vote or direct the vote of 0 Ordinary Shares. Ship Finance has the sole power to dispose or direct the disposition of 55,000,000 Ordinary Shares and the shared power to dispose or direct the disposition of 0 Ordinary Shares. The 55,000,000 Ordinary Shares beneficially owned by Ship Finance were received from the Issuer as consideration pursuant to the Agreement (as described in the Schedule 13D filed on June 17, 2015), which was a privately-negotiated transactions.

Other than the transactions described in Item 4 above, there have been no transactions by Ship Finance in the Ordinary Shares during the past 60 days.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

On July 1, 2015, Ship Finance entered into a Voting Agreement with the Issuer, Frontline 2012, and the shareholders party thereto (the "Voting Agreement") in connection with an agreement and plan of merger dated July 1, 2015 (the "Merger Agreement") pursuant to which the Issuer and Frontline 2012 agreed to enter into a merger transaction with the Issuer as the surviving legal entity and Frontline 2012 as a wholly-owned subsidiary (the "Merger").  Shareholders in Frontline 2012 as at the time the Merger was completed received shares in the Issuer as merger consideration. Pursuant to the Merger Agreement, one share in Frontline 2012 gave the holder the right to receive 2.55 shares in the Issuer. The exchange ratio is based on June 30, 2015 NAV broker estimates for the Issuer and Frontline 2012. The Issuer issued a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by the Issuer (subject to rounding for fractional shares).

Under the terms of the Voting Agreement, Ship Finance along with Hemen Holding Limited, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family and certain directors and officers of the Issuer and Frontline 2012 have agreed to the following:

•	They shall vote their shares in favor of the Merger.

•
They shall vote their shares against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of the Issuer or Frontline 2012 contained in the Merger Agreement.

•
They shall vote their shares against any amendment of the Issuer's or Frontline 2012's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the Issuer's Ordinary Shares or Frontline 2012 Ordinary Shares; and

•
They shall vote their shares against any acquisition proposal; provided that if, in response to a Superior Proposal (as defined in the Merger Agreement) received by the Issuer's Board or the Frontline 2012 Board, an Adverse Recommendation Change (as defined in the Merger Agreement) is made after the date of the Voting Agreement and prior to the Issuer's Shareholders' Meeting or the Frontline 2012 Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, then certain terms of the Voting Agreement shall not apply.

•
During the term of the Voting Agreement, each shareholder who is a party to the Voting Agreement agrees not to transfer any of their shares unless such transfer is a permitted transfer, as defined in the Voting Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement filed herewith as Exhibit B.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Heads of Agreement (previously filed)

Exhibit B: Voting Agreement, dated July 1, 2015, by and among Frontline Ltd., Frontline 2012 Ltd. and the Shareholder Party Hereto. (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2015
(Date)

Ship Finance International Limited

By: /s/ Harald Gurvin
Name: Harald Gurvin Title: Principal Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).